FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 12 DATED SEPTEMBER 29, 2010
TO THE PROSPECTUS DATED NOVEMBER 10, 2009

This prospectus supplement (this “Supplement No. 12”) is part of the prospectus of American Realty Capital Trust, Inc. (“we,” the “REIT,” or “Company”), dated November 10, 2009 (the “Prospectus”), Supplement No. 11, dated September 9, 2010 (“Supplement No. 11), Supplement No. 10, dated August 18, 2010 (“Supplement No. 10”) and Supplement No. 9, dated July 22, 2010 (“Supplement No. 9”) and should be read in conjunction with the Prospectus and Supplement Nos. 9, 10, and 11.  This Supplement No. 12 supplements, modifies or supersedes certain information contained in our Prospectus and Supplements Nos. 9, 10, and 11. This Supplement No. 12 will be delivered with the Prospectus and Supplements Nos. 9, 10, and 11.

The purpose of this Supplement No. 12 is to update our previous disclosure regarding the status of our offering as well as to disclose recently completed acquisitions of real estate investments.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008.  As of September 15, 2010, we had issued 40,609,490 shares of common stock, including 339,077 shares issued in connection with an acquisition in March 2008.  Total gross proceeds from these issuances were $401.9 million.  As of September 15, 2010, the aggregate value of all share issuances and subscriptions outstanding was $405.7 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).

On August 5, 2010, we filed a registration statement on Form S-11 with the U.S. Securities Exchange Commission, or the SEC, to register $325 million of common stock for the follow on offering to our initial public offering. Our initial public offering was originally set to expire on January 25, 2011.  However, as permitted by Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, we will now continue our initial public offering until the earlier of July 24, 2011, or the date that the SEC declares the registration statement for the follow on offering effective.

Shares Currently Available for Sale

As of September 15, 2010, there were 109,390,510 shares of our common stock available for sale, excluding shares available under the DRIP.

 Real Property Investments

The following disclosure is to be added to the section of the Prospectus entitled “Real Property Investments” on pages 87-104.

O’Reilly Auto Parts Property

On September 14, 2010, we acquired one free standing, fee simple O’Reilly Auto Parts store located in Joliet, Illinois for a purchase price of approximately $2.5 million.  The property contains 9,500 square feet of gross leasable area.  The tenant of the property is O’Reilly Automotive, Inc. (“O’Reilly”).

The original lease term at commencement was 15 years with 9.5 years currently remaining.  The lease contains a contractual rent escalation of 5% in year 11 and three five-year renewal options with 5% increases over the previous base rent.  The lease is triple net whereby O’Reilly is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building and the costs of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term is approximately $214,000.

We funded the acquisition of the property with proceeds from the sale of our common stock.  We may finanace the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

O’Reilly Automotive, Inc., D.B.A. O’Reilly Auto Parts, (NASDAQ: ORLY) is a specialty retailer of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. As of December 31, 2009, the Company operated 3,421 stores in 38 states. The company was founded in 1957 and is headquartered in Springfield, Missouri.

Walgreen’s Pharmacy Properties

           On September 15, 2010, we acquired a build-to-suit, free standing fee simple property for Walgreen’s Pharmacy (“Walgreen’s”) located in Grand Rapids, Minnesota for a purchase price of approximately $6.5 million.  The property contains 14,450 square feet of gross leasable area.

           The property has an original lease term of 25 years with 24.6 years currently remaining.  The lease does not contain rent escalations during the primary term, consistent with all newer Walgreen’s leases.  The lease is triple net whereby Walgreen’s is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The annual rent for the initial term of the lease is $499,000.

On September 16, 2010, we acquired a build-to-suit, free standing fee simple property for Walgreen’s located in Mt. Pleasant, Michigan for a purchase price of approximately $4.8 million.  The property contains 13,580 square feet of gross leasable area.

The original lease term at commencement was 25 years with 23.7 years remaining.  The lease does not contain rent escalations during the primary term, consistent with all newer Walgreen’s leases.  The lease is triple net whereby Walgreen’s is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The annual rent for the initial lease term is $379,000.

The acquistion of the two properties described above increases the size of our Walgreens Portfolio from eight to ten properties.  We previously acquired eight build-to-suit, freestanding, fee-simple pharmacies for Walgreens located in Sealy, Texas, Byram, Mississippi, LeRoy, New York, Austin, Texas, Chelsea, Alabama, Joliet, Illinois, Marysville, Ohio and Upper Arlington, Ohio.

We funded the acquisition of the property with proceeds from the sale of our common stock.  We may finanace the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

Walgreen Co. (NYSE: WAG) operates a chain of drugstores in the United States. The drugstores sell prescription and non-prescription drugs, and general merchandise. Its general merchandise comprises household items, personal care, convenience foods, beauty care, photofinishing, candy, and seasonal items. The company provides its services through drugstore counters, as well as through mail, telephone, and the Internet. As of August 31, 2009, Walgreen operated 7,496 locations comprising 6,997 drugstores, 377 worksite facilities, 105 home care facilities, 15 specialty pharmacies, and 2 mail service facilities in 50 states, the District of Columbia, Puerto Rico, and Guam. It also owned 33 strip shopping malls. The company was founded in 1901 and is based in Deerfield, Illinois.

Kum & Go Portfolio

On September 16, 2010, we acquired thirteen fee simple properties for Kum & Go, L.C. (“Kum & Go”) and an additional property on September 20, 2010 for an aggregate purchase price of approximately $23.0 million.  The tenant of the properties is Kum & Go.  The properties contain 67,310 square feet of gross leasable area.  Set forth below are the locations for each of the properties:

Address	City	State

3449 West Kearney Street	Springfield	MO
195 Gage Street	Hollister	MO
3015 West Republic Road	Springfield	MO
3303 West Broadway Street	Bolivar	MO
2565 South Springfield Ave.	Bolivar	MO
959 South Glenstone Avenue	Springfield	MO
308 Ichord Avenue	Waynesville	MO
103 West Old Mill Road	Fair Grove	MO
2149 South Campbell Avenue	Springfield	MO
1701 West Smith Street	Springfield	MO
2744 East Chestnut Expressway	Springfield	MO
870 East US Highway 60	Monett	MO
215 South Kansas Expressway	Springfield	MO
3445 East Kearney St	Springfield	MO

The original lease terms at commencement ranged from 5 to 19 years with an average of 13.4 years currently remaining.  The leases contain contractual rental escalations of 8% every five years and provide four renewal options for five years each.  The leases are triple net whereby Kum & Go is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term is approximately $2.1 million.

We funded the acquisition of the property with proceeds from the sale of our common stock.  We may finanace the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

Kum & Go is a privately-owned convenience store and gas station chain located in the Midwestern United States. The company was founded in 1959 and is headquartered in West Des Moines, Iowa. It operates stores in Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oklahoma, South Dakota, Colorado, Arkansas, Wyoming, and Wisconsin.